BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or ”Company”) (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of CVM Resolution No. 44, of August 23, 2021, informs its shareholder and the market in general that it received, on February 10, 2022, after the closing of the market, a notice from JPMorgan Chase & Co. (“JPMorgan”), informing that “as a result of the capital increase of the Company and the settlement derivative financial instruments referenced in common shares, JPMorgan has now derivate financial instruments that represent a synthetic exposure of less than 5% of the Company’s capital stock” (“Notice”).

Pursuant to the Notice, the derivatives transactions with financial setllement and other shareholder interests held by JP Morgan entities had the following exclusive motivation: (i) transactions with clients and (ii) financial risk protection assumed by such transactions.

JPMorgan further stated that: (i) the transactions described above do not aim to change the controlling interest or Company’s management structure, without prejudice to the regular exercise of the potential voting right granted to the shareholders; (ii) it has not executed any agreement with any of the Company’s shareholders in order to regulate the exercise of the voting right; and (iii) it is not acting jointly with any other shareholder with the intention to exercise any influence over the Company’s social decisions. Any voting decisions of JPMorgan with its own shares will be made independently, in accordance with its internal policies.

The full version of the Notice is transcribed below under Annex I and its original version is filed at the Company’s headquarters.

São Paulo, February 14, 2022

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

FREE TRANSLATION

ANNEX I

New York, February 10, 2022

To

BRF S.A. (“Company”)

Investor Relations Office

Rua Jorge Tzachel, 475, Bairro Fazenda

City of Itajaí, State of Santa Catarina - Brazil

Att.: Mr. Carlos Alberto Bezerra de Moura – Investor Relations Officer

Ref: Relevant Negotiations in the terms of CVM Resolution No. 44/2021

Dear Sirs,

JPMorgan Chase & Co. (“JPMorgan”), hereby representing certain companies of its economical group, informs the relevant negotiation with the Company’s shares, held on 07/02/2022, according to the article 12 of CVM Resolution nº 44/2021.

As a result of the capital increase of the Company and the derivative transactions with financial settlement referenced in the Company’s common shares, JPMorgan has now derivate financial instruments that represent a synthetic exposure of less than 5% of the Company’s capital stock.

The derivative transactions with financial settlement and other corporate interests held by the JP Morgan’s entities had exclusive motivation in transactions with clients and financial risk protection assumed by such transactions.

Therefore, the increase in the relevant interest do not aim to change the controlling interest or of the Company’s management structure, without prejudice to the regular exercise of the potential voting right granted to the shareholders.

We emphasize that JPMorgan has not executed any agreement with any of the Company’s shareholders in order to regulate the exercise of the voting right and is not acting jointly with any other shareholder with the intention to exercise any influence over the Company’s social decisions. Any voting decisions of JPMorgan with the its own shares will be made independently, in accordance with its internal policies.

In accordance with the items I to V of the art. 12 of CVM Resolution No. 44/2021, we detail below the information of the relevant shareholder interest held by each of JPMorgan’s economical group company.

1.	JPMorgan’s economical group entities that hold interest in the company:
•	Banco J.P. Morgan S.A. – CNPJ: 33.172.537/0001-98 (“Banco JPMorgan”);
•	J.P. Morgan Securities PLC, non-resident investor registered with CNPJ under the No. 05.837.806/0001-52, with legal representation by Itaú Unibanco S.A. (“JPMorgan Securities PLC”); e
•	Atacama Multimercado Fundo de Investimento – CNPJ: 04.885.503/0001-42 (“Atacama”)

2.	Detailing of the relevant interest held by the JPMorgan’s entities:

a)	Interest purchased in Common Shares by means of instruments with physical settlement:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Stocks	1,109,802	-	28,024,639
Loans Taken	-	14,676,031	-
Derivatives Listed	-	-	3,000,000
Total	1,109,802	14,676,031	31,024,639

b)	Interest sold in Common Shares by means of instruments with physical settlement:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Short Position / Credit Sales	-	-24,035,422	-
Derivatives Listed	-8,650,000	-	-
Total	-8,650,000	-24,035,422	-

c)	Interest purchased in Common Shares by means of instruments with financial settlement instruments:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Derivatives	-	53,600,175	363,927
Total	-	53,600,175	363,927

d)	Interest sold in Common Shares by means of instruments with financial settlement:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Derivatives	-	-	- 24,431,260
Total	-	-	- 24,431,260

We remain at your disposal for any clarifications that may be necessary.

Regards,

/s/ Rachel Tsvaygoft

JPMorgan Chase & Co.